UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

Attached hereto are the following exhibits.

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024 and December 31, 2023 and for the three nine months ended September 30, 2024 and 2023.
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2024 and 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: November 5, 2024	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer